Exhibit 99.1: Quarterly Report followed by Non-consolidated statements
QUARTERLY REPORT
( for The 39th Fiscal Year : From January 1, 2006 to March 31, 2006)
THIS IS A TRANSLATION OF THE BUSINESS REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIALS IN THIS BUSINESS REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.

QUARTERLY REPORT
(for The 39th Fiscal Year : From January 1, 2006 to March 31, 2006)
     To: Financial Supervisory Commission and Korea Stock Exchange
We hereby submit the QUARTERLY REPORT for the 39th Fiscal Year in accordance with the item 3 of Article 186 of Securities & Exchange Act.

Ku-Taek Lee CEO and Representative Director POSCO
1 Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Dong-Hee Lee
Chief Financial and Accounting Officer
Executive Senior Vice President
POSCO
Tel) 82-2-3457-0074

CONTENTS

Chapter

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates

V.	Others

Attachment	Auditor’s Review Report

I. Overview
1. Purpose of the Company
     A. Businesses engaged in by the Company

Items	Details
a. To manufacture, market, promote, sell and distribute iron, hh steel and rolled products

b. To engage in harbor loading and unloading, transportation and warehousing businesses

c. To engage in the management of professional athletic organizations	No engagement in this business during this Quarter

d. To engage in the supply of LNG and Power generation, and as well as in the distribution business thereof	No engagement in this business during this Quarter

e. To engage leasing of real estate and distribution businesses

f. To engage in the supply of district heating business

g. To engage in marine transportation, processing and sales of minerals within or outside Korea

h. To engage in educational service and other services related

g. To engage all other conducts, activities or businesses related directly or indirectly with the attainment and continuation of the aforementioned purposes.
     B. Businesses engaged by the subsidiaries and affiliates

Items	Details
Pohang Coated Steel : Manufacturing and sales of coated steel sheets

Changwon Specialty Steel Co. : Production & sales of steel bars and steel pipes

POSCON : Manufacturing and sales of electric controlling devices

POSREC : Manufacturing and sales of blast furnaces and refractory bricks

POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment

POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment

POSCO E& C : Construction and engineering

POS A.C. Architects & Engineering : Construction design, Construction Management

POSCO Steel Service & Sales Co.,Ltd : Steel product sales and general trading

POSDATA : Information and communication service

Seung Kwang : Development and operation of athletic facilities

POSCO Research Institute : Research, consulting etc

Items	Details
POSTECH Technology Capital Co. : Finance for New Technology

POSCO Terminal Co., Ltd : Marine logistics Services, Warehousing business

Seomyeon Development Co., Ltd. : Construction Apartment

Dongwoosa : Leasing & Management of real estate

Samjung P&A Co., Ltd : Product packing, Manufacturing and Sales of Aluminum

Korea Energy Investment Limited : Generation of Electricity etc., Retention of the shares of subsidiaries

POSCO Power Corporation : Generation of Electricity etc.

* The subsidiaries and affiliates listed above are subject to the consolidated financial statement of the Company.
- Criteria:
(1)	The Company shall be the largest shareholder with more than 50% or more than 30% ownership of the outstanding shares.

(2)	The Company must have an actual controlling power. (voting rights, etc.)

(3)	The asset size of the previous fiscal year or the initial establishment paid-in capital is over 7 billion Korean won.
C. Businesses the company plans to engage in
[Irrelevant]
2. Business Organization
    A. Highlights of the Company’s Business Organization
(1)	Historical highlights and changes since establishment
(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea

(c)	Steel Works and Offices
•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center, 892 Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Overseas Offices: The Company operates Five overseas offices (EU, Hanoi, Rio de Janeiro, Bangkok, Mexico) for the purpose of supporting international business

(d) Milestones since Establishment

April 1, 1968	Pohang Iron and Steel Co., Ltd. established

April 1, 1970	1st stage construction of Pohang Works began

July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)

May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)

December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)

February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)

May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)

March 5, 1985	1st stage construction of Gwangyang Works begun

May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)

June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)

July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)

December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)

October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)

December 9, 1993	ISO 9002 certification acquired

October 14, 1994	New York Stock Exchange (NYSE) listing

October 27, 1995	London Stock Exchange(LSE) listing

March 14, 1997	Introduced Outside Directors system

August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed

March 31, 1999	Completed construction of #5 Blast Furnace (28.0million ton in annual crude steel production)

October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO

July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system

March 15, 2002	Adopted new company name “POSCO”

April 30, 2003	Completion of #3 STS plant

June 2, 2003	Declared POSCO Code of Ethics

November 7, 2003	Establishment of POSCO-China

June 17, 2004	Construction started for hydro forming plant in Gwangyang (annual production Capacity of 200 thousand units)

August 17, 2004	The Pohang Works Finex #1 in order to complete commercialization of innovative iron making process Construction started(annual production capacity of 1.5 million tons)

September 6, 2004	The Gwangyang No. 6 Continuous Galvanizing Line (CGL) Construction Started(annual production capacity of 0.4 million tons)

October 15, 2004	Establishment of POSCO-JAPAN

June 22, 2005	Signing of MOU to Establish an Integrated Steel Mill in India

July 4, 2005	Completion of Gwangyang LNG Terminal

July 27, 2005	Completion of the Rationalization of #2 Plate plant

August 25	Establishment of POSCO-India Private Limited

September 2, 2005	Completion of the Gwangyang No.5 CGL(annual production capacity of 0.45 million tons)·MCL(annual production capacity of 0.25Million ton)

September 8, 2005	Establishment of POSTF (POSCO TJ Park Foundation)

September 21, 2005	Completion of TWB No.5,6 Line (annual production capacity of 5.5millin sheets)

October 2~5, 2005	POSCO was the host to the 39th IISI (International Iron and Steel Institute) annual conference in Seoul

November 22, 2005	Tokyo Stock Exchange(TSE) listing
(e) Changes in the largest shareholder
-	From ‘National Pension Corporation’ to ‘SK Telecom’.

-	Date of Disclosure: February 1, 2006

-	Others: Refer to the disclosure of the change of the largest shareholder (February 1, 2006)
(f) Changes of Business Purposes
•	1984: Harbor loading & unloading transportation and warehouse businesses Management of professional athletic organizations

•	1992: Scientific agriculture and its spread added to business purposes

•	1994: Real estate leasing and distribution added to business purposes

•	1995: ‘Scientific agriculture and its spread’ deleted from business purposes.

•	‘Supply of LNG and power generation and as well as in the distribution added to business purposes

•	2001: Supply of district heating business added to business purposes

•	2002: Marine transportation processing and sales of minerals within or outside Korea added to business purposes.

•	2006: Educational service and other services related to business added to business purposes.

(2) Change of the Company Name
•	Pohang Iron & Steel Co. Ltd. à POSCO

•	Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)
(3) Merger, Acquisition and Handover of Businesses
[None]
(4) Major Changes in Production Facilities
- No changes of Production Facilities in terms of production capacity in 1Q 2006 fiscal year
[Refer to II. Business, 3. Production and Facilities, A. Production Capacity ]
(5) Important Developments Related with Business Operation
          [For Other Matters: Refer to II. Business]
     B. POSCO Business Group
(1) Name of Business Group: POSCO
(2) Companies Belonging to Large Business Groups
POSCO, Pohang Coated Steel, POSDATA, POSREC, Samjung P&A Co.Ltd ,Seung Kwang, POS-AC, POSCO E&C, POSCO Research Institute, POSCON, POSCO Steel Service & Sales Co.Ltd, Changwon Specialty Steel, POSCO Machinery Engineering, POSCO Machinery Co., POSCO Terminal Co. Ltd., POSTECH Capital Co., Seomyeon Development Co. Ltd., Metapolis Co.Ltd, Dongwoosa , Korea Energy Investment Limited, POSCO Power Corporation
(3) Related laws and regulations
–	POSCO designated Prohibition on Cross Shareholdings and Prohibitions on Debt Guarantees for

its subsidiaries and affiliated companies (2006.4)

–	Exempted from Ceiling on Total Amount of Shareholding in Other Domestic companies (the proportion obtained by subtracting ownership right ratio of stocks from voting right ratio is not exceeding 25/100 and the voting right ratio is not exceeding three times the ownership right ratio of stocks)
Details
a. Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)
“No corporation belonging to a Business Group shall acquire or own any shares of any Affiliated Corporations which have acquired or owned some of its shares.”
b. Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)
“No corporation shall provide new debt guarantees for its domestic Affiliated Corporations. Existing debt guarantees for domestic Affiliated Corporations shall be liquidated within two (2) year of the date of designation.”
c. Prohibition on owning shares of domestic Affiliated Corporation by venture capital (Article 9-3 of the Monopoly Regulation and Fair Trade Act)
“No Affiliated Corporation of a Large Business Group established as a corporation for investing in Small-and-Medium Enterprises, pursuant to the Support of the Small-and-Medium Enterprise Start-up Act, shall acquire or own shares of a domestic Affiliated Corporation.”
d. Limitation of Voting Rights of Finance or Insurance Companies (Article11 of the Monopoly Regulation and Fair Trade Act)
“No financial or insurance company belonging to an Business Group subject to the limitations on cross-shareholding shall exercise its voting rights in stocks of domestic affiliated companies.”
e. Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the Monopoly Regulation and Fair Trade Act)
“(1) When any company belonging to an enterprise group which falls under the criteria set forth in the Presidential Decree, such as the total amount of assets in excess of a specific scale, (hereinafter referred to as a “company subject to the publication of internal trading”), intends to carry out the trading act falling under any of the following subparagraphs (hereinafter referred to as “large-scale internal trading”) with specially related persons or for such specially related persons beyond the business scale prescribed by the Presidential Decree, it shall publish such intention in advance after going through a resolution of the board of directors. The same shall apply to the case where such company intends to change major contents as prescribed in paragraph (2):
1. The act of offering or trading funds such as suspense payments and loans, etc.;
2. The act of offering or trading securities such as stocks and company bonds, etc.; and
3. The act of offering or trading assets such as real estate or intangible property rights, etc.
(2) Any company subject to the publication of internal trading, in making the publication pursuant to the provisions of paragraph (1), shall include in such publication the objective of trading, the other party to such trading, and the scale and terms of such trading, etc. as prescribed by the Presidential Decree.”
f. Disclosure of Important Contents of Non-listed Companies and etc.
(Article 11-3 of the Monopoly Regulation and Fair Trade Act)
“(1) A company (excluding any company that runs the financial business or the insurance business) that belongs to the business group that falls under the standards, including the total amount of assets of not less than a certain scale, that are prescribed by the Presidential Decree, with the exclusion of any stock-listed corporation and any Association-registered corporation provided for in Article 2 of the Securities and Exchange Act, shall publish matters falling under each of the following subparagraphs: Provided, That matters that are published pursuant to Article 11-2 shall be excluded:....”
e. Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)
“(1) Companies belonging to an enterprise group subject to the limitations on mutual investments, an enterprise group subject to the limitations on the total investment amount, or an enterprise group subject to the limitations on debt guarantees shall submit to the Fair Trade Commission a report on the status of ownership of their stockholders, financial standing, and status of their ownership of other domestic companies’ stocks under the conditions as prescribed by the Presidential Decree. <Amended by Act No. 5335, Dec. 30, 1996; Act No. 6651, Jan. 26, 2002>
(2) Companies belonging to the enterprise group subject to the limitations on debt guarantees, shall submit to the Fair Trade Commission a report on the status of debt guarantees issued in favor of domestic affiliated companies after obtaining confirmation from a domestic financial institution pursuant to the Presidential Decree.”
3. Equity Capital
A. New Issuance of Registered Form Common Stock with Face Value of Won 5,000
      * No new issuance of registered form Common Stock in the last three years.
B. Convertible Bonds
[Irrelevant]

C. Bonds with Warrant
[Irrelevant]
4. Other information regarding Shares
A. Total Number of Shares

(As of March 31, 2006)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835
* Par value : Won 5,000 per share
B. Outstanding Shares

		(As of March 31, 2006)
Type	Number of shares	Amount (thousand won)
Registered Common Shares	87,186,835	435,934,175
Total	87,186,835	435,934,175
*	Common stock in Balance sheet (482,403,125,000) and amount of face value (435,934,175,000)

Do not accord because of stock cancellation
C. Treasury Stock Holding and Cancellation
(1) Treasury Stock Holding and Cancellation

				(Shares, As of March 31, 2006)
Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	6,189,091	—	—	—	6,189,091
Special Money Trust		906,974	—	—	—	906,974
Sub Total		7,096,065	—	—	—	7,096,065
*	Changes of Treasury stock Holding and Cancellation after 1Q 2006 fiscal year
Decision on Share Repurchase
1.	Type and number of shares to be purchased: 1,743,735 common shares

2.	Repurchase Period : From 05/02/2006 to 08/01/2006

3.	Purpose of Share Repurchase: To stabilize the share price and enhance shareholder value

4.	Other : Refer to the disclosure of decision on share repurchase (April 28,2006)
(2) Stock Cancellations by profit

[None]
(3)Treasury Stock purchased under the Special Money Trust Contract

		(KRW, Shares)
Date	Name of the institute	Amount
Nov. 05, 2005	Hana Bank	100,000,000,000
Total		100,000,000,000
* Contract Amount : 194,433 million (the number of shares : 906,974)
* Changes of Treasury stock will purchase under the Special Money Trust Contract after 1Q 2006 fiscal year
Decision on Contract of Share Repurchase Trust Contracts
1. Contract Amount(KRW) : 450,000,000,000
2. Contract Period: From 05/12/2006 to 05/11/2007
3. Purpose of Trust Contract: To stabilize the share price and enhance shareholder value
4. Trust Companies: NongHyup, ShinHan Bank, DaeGu Bank
D. Shares held by ESOA (Employee Stock Ownership Association)

		(Shares, As of March 31, 2006)
Type	Beginning	Balance
Registered Common	3,952,051	3,589,382
Total	3,952,051	3,589,382
E. Voting Rights

		(As of March 31 , 2006)
	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights	7,096,065	Treasury Stock
3. Shares with voting rights	80,090,770
F. Earnings and Dividend for The Past Three Fiscal Years

			(Unit: Million Won)
	The 1Q 39th	The 38th	The 37th
Net Profit	681,430	4,012,932	3,826,015
EPS (Won)	8,508	50,670	47,331
Profit available for dividend		14,919,097	8,325,683
Cash Dividend Paid		638,445	644,335

			(Unit: Million Won)
	The 1Q 39th	The 38th	The 37th
Pay-out Ratio		15.9%	16.84%
Dividend per share (Won)		8,000	8,000
Dividend Yield		3.87%	4.16%
II. Business (Manufacturing)
1. Current Situation of POSCO
(1) Market Share
(Unit: million tons, %)

			Annual for		Annual for
	The 1Q 39th Fiscal Year		the 38th Fiscal Year		the 37th Fiscal Year
Category	(2006)	Market share	(2005)	Market share	(2004)	Market share
Crude steel production	11.6	100	47.7	100	47.5	100
POSCO	7.3	63	30.5	64	30.2	64
Others	4.3	37	17.2	36	17.3	36
(2) Characteristics of the Steel Market
•	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries.

•	Domestic sales represented 69% and export sales represented 31% of our total sales. (Major Export markets : China, Japan and east south Asia).

•	The company also maintains a made-to-order supply system and 70% level of direct transaction based on actual demand to secure stable business operation..
(3) Current Situation and Prospect of New Businesses
o Establishment of Steelworks in India
     – Investment Summary: POSCO will construct a steel plant with annual production capacity of four million tons (expected to be completed by 2010). In the first phase, POSCO plans to expand the plant’s capacity to twelve million tons.
     – Amount of Investment: U$ 3.7 billion in the first phase (including cost of developing an iron ore mine). US$ 12 billion investment is expected in case of capacity expansion to twelve million tons.

o Establishment of POSCO-India Private Limited (’05.8.25)
o Name: POSCO-India Private Limited (POSCO-India)
o Business scope : Feasibility Study (F/S) of India Project : (On the assumption of being viable through F/S) construction and operation of steel mill and related infrastructure
2. Key Products and Raw Materials
A. Current Situation of Key Products

(Unit : one hundred million won)
Business	Source of
area	sales	Items	Specific utility	Key brands	Sales (portion)
Steel	Products	Hot rolled products	Steel pipes, shipbuilding,	POSCO	20,779 (45%)
production			etc.

		Cold rolled products	Automobiles,		17,427 (37%)

Electronic appliances, etc.

		STS	Silverware, steel pipe, etc		7,915 (17%)

	Others	Byproducts, etc.	Raw material for cement,		559(1%)
etc.

	Sales Discount				- 43(-0%)
		Total			46,637 (100%)
B. Price Trends of Key Products

			(Unit: thousand won/ton )
		The 1Q39thFiscal	Annual for the 38th	Annual for the 37th
		Year	Fiscal Year	Fiscal Year
Items		(Jan. 1~Mar.31, 2006)	(Jan. 1~Dec.31, 2005)	(Jan. 1~Dec. 31, 2004)
Hot-rolled	Domestic	555	610	510

Product	Export	492	611	562

Cold-rolled	Domestic	635	719	629

Product	Export	583	728	638
(1) Criteria for Calculation
•	Product items and objects for calculation: sale prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight
(2) Factors of Price Fluctuations
•	Fallen domestic prices and export prices in tune with falling International price tendency due to an excessive supply of China
C. Current Situation of Major Raw Materials

					(Unit: million won)
				Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
Steel	Raw	Iron ore	Iron ore for blast	566,429	BHPB, of Australia
production	materials		furnaces	(26.1%)	Rio Tinto, CVRD of
					Brazil

		Coal	Coking coal: Heat	635,759	BHA of Australia
			source for blast	(29.3%)	EVCC of Canada
			furnaces,
			Redundant
			Smokeless coal:
			Sintering fuel

		Iron materials	Iron material for	125,343	Carbon steel scrap iron,
			steelmaking	(5.8%)	HBI,
					cold pig iron, etc.

		STS	Key materials for	546,380	Nickel, Fe-Cr,
		materials	STS production	(25.2%)	STS scrap iron, etc.

		Ferro	Sub materials for		Alloy iron, Nonferrous
		materials	ironmaking,	247,781	metal,
		Other raw
		materials	steelmaking	(11.4%)	Claus

		Limestone,	Submaterials for	47,594	Limestone, manganese,
		other	ironmaking,	(2.2%)	fluorite
		minerals	steelmaking
Total				2,169,289

Note) Amount: Based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)
D.	Price Trends of Key Materials

Category	The 1Q 39th Fiscal Year	The 38th Fiscal Year	The 37th Fiscal Year
Iron ore	52,506	46,354	38,018
Coal	128,291	117,429	89,723
Scrap iron	239,188	290,763	312,558
Nickel	14,158,815	15,795,459	16,462,393
(1)	Criteria for Calculation
The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)
(2)	Key Factors in Price Fluctuations

A.	Iron ore

	(2004)	(2005)	(1Q 2006)
• Trend of purchase price(CFR) :	$31.96/ton à	$44.22/ton à	$51.29/ton
B.	Coal

	(2004)	(2005)	(1Q 2006)
• Trend of purchase price (CFR):	$72.02/ton à	$112.15/tonà	$127.61/ton
C.	Scrap iron

	(2004)	(2005)	(1Q 2006)
• Trend of purchase price (CIF):	$267/tonà	$275/tonà	$234/ton

D.	Nickel

	(2004)	(2005)	(1Q 2006)
•Trend of LME price:	$13,852/ton à	$15,230/tonà	$14,065/ton
3.	Production and Facilities
A.	Production capacity

			(Unit : Thousand Ton)
Items	1Q 2006	2005	2004
Pohang Works	3,325	13,300	13,300
Gwangyang Works	4,175	16,700	16,700
Total	7,500	30,000	30,000
B.	Production and Capacity Utilization Rate

(1) Production				(Unit : Thousand Ton)
Items		1Q 2006	2005	2004
Crude Steel	Pohang	3,075	13,356	13,449
	Gwangyang	4,264	17,188	16,755
Total		7,339	30,545	30,204
HR Products	Pohang	586	3,069	3,367
	Gwangyang	1,421	6,696	6,995
CR Products	Pohang	369	1,581	1,464
	Gwangyang	1,838	7,435	6,914
PO	Gwangyang	414	1,735	1,494
Electrical Steel	Pohang	158	748	701
Plate	Pohang	970	3,236	3,334
Wire Rod	Pohang	498	1,977	2,017
STS	Pohang	431	1,900	1,941
Pig Iron	Pohang	13	155	149
	Gwangyang	83	224	255
Billet	Pohang	31	162	181
Slab/Bloom & etc.	Pohang	56	178	164
	Gwangyang	111	399	441
	Pohang	3,112	13,006	13,318
	Gwangyang	3,867	16,489	16,099
Total Products		6,979	29,495	29,417

(2) Capacity Utilization Rate for 1Q 2006 in Terms of Crude Steel Production
(Unit : Thousand Ton)

Items	Capacity	Production	Utilization Rate
Pohang Works	3,325	3,075	92.5
Gwangyang Works	4,175	4,264	102.1
Total	7,500	7,339	97.9
-	Utilization Rate = Production/ Production Capacity.

-	Capacity Utilization Rate of Pohang Works is low because of 2nd repair of #3 blast furnaces etc.
C. Production Facilities
(1) Book Value of Fixed Assets

					(Unit : Million Won)
		Beginning Book				Ending Book
Items		Balance	Increased	Decreased	Depreciation	Balance
Pohang	Land	382,269	3,351	—	—	385,620
	Building	953,286	34,002	663	16,258	970,367
	Structures	471,138	36,645	1,461	9,479	496,843
	Machinery & Equipment	2,352,507	158,490	1,805	128,927	2,380,265
	Vehicles	18,829	346	43	1,871	17,261
	Tools and Fixtures	17,809	1,835	—	1,914	17,730
	Furniture & Others	37,101	674	85	2,774	34,916
Gwangyang	Land	450,890	12,487	—	—	463,377
	Building	888,334	10,884	20	19,456	879,742
	Structures	769,083	8,459	—	15,234	762,218
	Machinery & Equipment	2,163,900	78,577	456	136,553	2,105,468
	Vehicles	4,906	77	—	923	4,060
	Tools and Fixtures	14,809	3,399	—	1,904	16,304
	Furniture & Others	9,762	1,666	—	1,089	10,339
(2) Major Capital Expenditures
   (a) Investments under construction

(Unit : Hundred Million Won)

				Invested	Amount
				Amount	to be
Items	Date	Project	Total Investment	(1Q)	invested
Expansion	’04.08~’06.12	P)Construction of a FINEX plant	5,528	4,187(1,384)	1,341
	’04.09~’06.06	G) Installation of #6 CGL	2,280	2,180(53)	100
	’04.11~’07.02	P) #2 Steel Making Dephosphorization furnace	1,500	549(163)	951
	’05.11~’07.06	#1~4 Sinter Plant Sox, Nox Reducing Facility	1,752	292(45)	1,433
	’04.12~’06.06	P)Endless rolling equipment #2 hot rolling mill	1,232	864(677)	368
Rationalization/ Replacement	’04.12~’07.03	P)Replacement Electrical Steel (level 2)	3,134	2,697(1,133)	437
	’05.03~’06.05	G) Capacity expansion of #1 PCM	1,271	997(163)	274
	’06.03~’06.05	P) 2nd repair of #3 blast furnace	2,643	1,821(1,055)	822
	’03.10~’06.06	P) Replacement #2 Hot Strip	2,327	2,038(1,511)	289
	’05.06~’07.12	G)Rationalization #3 Hot Strip	2,426	316(122)	2,110
          (b) Planned investments
(Unit : Hundred Million Won)

Location	Project	Planned investments
		2006	2007	2008
Pohang	Installation #1 Steel Making Dephosphorization furnace	202	1,096	16
	2nd repair of #4 blast furnace	—	175	2,475
	Replacement Non-grain-oriented Electrical Steel(level 1)	231	1,047	—
	Installation 400t Continuous Castor #1 Continuous Casting Plant	153	821	269
	Unmanned Movement Equipment	126	1,094	16
	Others	25,071	13,159	6,676
Gwangyang	#2 Steel Making Dephosphorization furnace	515	1,434	—
	Repair of #3 blast furnace (1st)	180	1,310	—
	Repair of #4 blast furnace (1st)	—	—	1,050
	Capacity expansion of #2 PCM	—	595	700
	Replacement Endless rolling equipment #2	104	852	—
	Others	6,561	7,673	5,038

4. Sales
A. Breakdown of Steel Product Sales
(Unit : Thousand Ton, Hundred Million Won)

Items		1Q 2006		1Q 2005		2005
		Volume	Amount	Volume	Amount	Volume	Amount
Hot Rolled Products	Domestic	2,994	16,619	3,398	20,107	13,211	80,601
	Export	845	4,160	560	3,509	2,435	14,872
	Total	3,839	20,779	3,958	23,616	15,646	95,473
Cold Rolled Products	Domestic	1,678	10,655	1,872	13,037	7,133	51,259
	Export	1,162	6,772	988	6,962	4,022	29,270
	Total	2,840	17,427	2,860	19,999	11,155	80,529
Stainless	Domestic	219	4,373	242	6,330	806	18,525
Steel	Export	228	3,542	275	6,130	1,052	20,607
	Total	447	7,915	517	12,460	1,858	39,132
Others	Domestic	—	555	—	548	—	2,068
	Export	—	4	—	1	—	6
	Total	—	559	—	549	—	2,074
Total	Domestic	4,891	32,202	5,512	40,022	21,150	152,453
	Export	2,235	14,478	1,823	16,602	7,509	64,775
	Total	7,126	46,680	7,335	56,624	28,659	217,208
Discount			-43		-66	—
Grand Total		7,126	46,637	7,335	56,558w	28,659	216,950
*	Sales to China (Unit: hundred million won)

: 4,680(1Q 2006), 27,181(2005), 28,490(2004)
B.	Marketing organization, channel and strategy
(1)	Organization
Hot Rolled Steel Sales Dept., API Steel Sales Dept., Plate Sales Dept., Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Automotive Flat Products Export Dept., Coated Steel Sales Dept., Electrical Steel Sheet Sales Dept., Stainless Steel Sales Dept., Marketing Strategy Dept., Sales & Production Planning Dept., Market Development Dept., Production Order & Process Dept., Product Technology Dept.
(2)	Sales Channel
i)	Direct sales : POSCO sells directly to its customers

ii)	Indirect Sales
-	Domestic market : Sales agents, e-sales or POSTEEL

-	Overseas Market : General Trading Companies
(3)	Sales Condition
-	Domestic Sales : Credit sales based on production to order or cash

- Export Sales : Sales based on irrevocable Letter of Credit, Documents against Payments(D/P),
                                   Documents against Acceptance(D/A), Telegraphic Transfer (T/T)
(4)	Sales strategies
o	Reinforcement of global marketing
-	Raise partnership with core customers

-	Coordinate functions and roles of sales channel

-	Reinforce market forecasting & corresponding power
o	Promotion of Strategic Products
-	Extention of Strategic Products and Core Strategic Products Sales

-	Extention of development of High value steel new demand and Sales
o	Enhancement of cost-competitiveness
-	Setting up an optimal distribution system and improving service

-	Enhance productivity and efficiency of inventory management
5.	Related to the Derivatives
A.	Currency Forward Contracts

[Irrelevant]
6.	Important contracts
A.	Important Contracts (Raw Material)
(Unit : Billion Won)

Contract		Contract
Date	Name of Company	Company	Contract Amount	Terms
’06.3	Korea Energy
	Investment Limited	KPIC	306.2	'06.3.24 Stock Purchase
’06.4	Joint Venture
Agreement for
Establishment of
the nickel mine
joint-venture in
	New Caledonia	SMSP (in New Caledonia)	Within 352 million dollars	—
7.	Research & Development
A.	R & D Organization

		Staff
	Technology Development Department	79
In-house	Environment &Energy Dept.	15
	Technical Research Laboratory (Group)	587
Independent	Research Institute of Industrial Science and Technology	358
	POSTECH	1,340
B. R&D Expenses
(Million Won)

	1Q 2006	2005	2004
1. Raw Materials	6,443	82,575	91,956
2. Labor cost	7,816	32,585	35,939
3. Depreciation	4,671	15,891	12,612
4. Subcontract	23,949	94,682	79,250
5. Other Expense	12,053	69,443	82,428
Total	54,932	260,346	250,592
(R&D/Sales Ratio)*100	1.2%	1.4%	1.5%
8. Other information for investment decision making
     A. Funding from domestic market
(Unit : Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market	—	—
Banks
Others
From Capital Market
Bond (private)	400,000	300,000	700,000
Bond (public)	400,000	300,000	700,000
Others
Total	400,000	300,000	700,000

* Issuance of Domestic Bond (Public) : 500,000 Million won on May 10,2006.

B. Funding from overseas
(Unit :Million Won)

	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions	51,774	(1,394)	50,380
Bond	965,529	(282,283)	683,246
Equity
Others
Total	1,017,303	(283,677)	733,626
II. Financial Statements
1. Summary of Unconsolidated Financial Statements
(Unit: million won)

Item	1Q 2006	2005	2004	2003	2002
Current Assets	6,658,209	8,399,476	7,741,578	5,327,843	3,772,625
Quick Assets	4,064,067	5,680,632	5,632,896	3,768,583	2,501,696
Inventories	2,594,142	2,718,844	2,108,682	1,559,260	1,270,929
Fixed Assets	16,969,104	15,807,474	13,625,482	13,078,757	13,471,861
Investments Assets	5,070,948	4,630,902	4,059,176	4,023,191	3,869,016
Tangible Assets	11,634,681	10,898,679	9,203,062	8,705,192	9,271,701
Intangible Assets	263,475	277,893	363,244	350,374	331,144
Total Assets	23,627,313	24,206,950	21,367,060	18,406,600	17,244,486
Current Liabilities	2,594,279	3,776,633	3,221,400	2,528,218	2,497,274
Fixed Liabilities	1,276,610	908,315	2,035,816	2,920,385	3,180,416
Total Liabilities	3,870,889	4,684,948	5,257,216	5,448,603	5,677,690
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,879,301	3,879,301	3,771,283	3,707,587	3,685,953
Retained Earnings	16,392,648	16,192,143	12,864,139	9,867,437	8,483,234
Capital Adjustments	(-)997,928	(-)1,031,845	(-)1,007,981	(-)1,099,430	(-)1,084,794
Total Shareholders’ Equity	19,756,424	19,522,002	16,109,844	12,957,997	11,566,796
Total Sales	4,663,731	21,695,044	19,792,478	14,359,329	11,728,595
Operating Income	789,943	5,911,886	5,053,728	3,058,534	1,833,485
Ordinary Profit	886,624	5,354,193	5,230,514	2,663,863	1,465,444
Net Income	681,430	4,012,932	3,826,016	1,980,572	1,101,325

2. Items to pay attention for use of Financial Statements
A. Principles to write Financial Statements
The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements are as follows.

	1Q 2006	2005 and 2004	2003 2
CPAs	Samil Accounting Corp	Samil Accounting Corp	Samil Accounting Corp
	Pricewaterhouse Coopers	Pricewaterhouse Coopers	Pricewaterhouse Coopers
Audit Opinion	Qualified	Qualified	Qualified
B. Any violations against GAAP
     (1) Violations, which need to amend Financial Statements
          None.
     (2) Violations, which are not related with amendment of Financial Statements
          None.
3. Unconsolidated Financial Statements
     A. Balance Sheet
                Refer to the attached the review report as of March 31, 2006
     B. Income Statements
                Refer to the attached the review report as of March 31, 2006
     C. The Note in the Financial Statement
                Refer to the auditor’s note in financial statement
     D. The Financial Statement before and after amended in this Fiscal Year
                N/A
4. Consolidated Financial Statements
     A. Summary for the Fiscal Years 2001 through 2005
(Unit : million won)

	2005	2004	2003	2002	2001
Current Assets	11,640,335	10,487,816	7,621,598	5,414,850	4,960,937
Quick Assets	7,847,741	7,422,294	5,553,227	3,743,404	3,223,686
Inventories	3,792,594	3,065,522	2,068,371	1,671,446	1,737,251

	2005	2004	2003	2002	2001
Fixes Assets	15,866,975	13,641,144	13,146,951	13,662,000	14,444,398
Investments Assets	3,141,556	2,704,538	2,826,679	2,862,614	3,352,924
Tangible Assets	12,271,710	10,440,291	9,845,776	10,324,574	10,600,766
Intangible Assets	453,709	496,315	474,496	474,812	490,708
Total Assets	27,507,310	24,128,960	20,768,549	19,076,850	19,405,335
Current Liabilities	5,881,563	4,995,018	4,171,918	3,720,274	3,618,918
Fixed Liabilities	1,758,831	2,747,886	3,347,064	3,536,930	5,435,628
Total Liabilities	7,640,394	7,742,904	7,518,982	7,257,204	9,054,546
Minority Interest	386,766	307,891	293,299	279,165	168,171
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,991,409	3,895,378	3,828,773	3,797,737	3,859,030
Retained Earnings	16,157,947	12,851,118	9,875,080	8,464,715	6,966,189
Capital Adjustments	(-)1,151,609	(-)1,150,734	(-)1,229,988	(-)1,204,374	(-)1,125,004
Total Shareholders’ Equity	19,866,916	16,386,056	13,249,567	11,819,646	10,350,789
Total Sales	26,301,788	23,973,053	17,789,237	14,354,918	13,121,097
Operating Income	6,083,276	5,319,420	3,262,981	2,049,867	1,587,293
Ordinary Profit	5,488,189	5,339,522	2,747,271	1,507,437	1,174,673
Total Net Profit	4,005,750	3,841,264	2,017,000	1,109,132	837,210
Consolidated Net Profit	4,011,547	3,814,225	1,995,983	1,089,288	845,679
Number of Consolidated Companies	47	38	35	33	32
B. Items to pay attention for use of Financial Statements
     (1) Principles for preparation of Financial Statements
The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.
C. Consolidated Financial Statements
     (1) Consolidated Balance Sheet
                Refer to the 38th Consolidated Financial Statements as of December 31, 2005
     (2) Consolidated Income Statements
                Refer to the 38th Consolidated Financial Statements as of December 31, 2005

5. Divisional Financial Status
     A. Divisional Financial Information
          N/A
     B. Regional Financial Information
          N/A
6. Financial Statement before and after consolidation
     A. The Overview of Consolidation
          N/A
     B. Financial Statement before and after Consolidation
          N/A
     C. Issues related Consolidation
          N/A

IV. Current Situation on Corporate Governance and Company Affiliates
1. Overview of Corporate Governance
A. Board of Directors
(1) Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who are to also act as our executive officers (“Standing Directors”) and nine directors who are to be outside directors (“Outside Directors”). Our shareholders elect both the Standing Directors and Outside Directors at a general meeting of shareholders. Candidates for Standing Director are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications and candidates for Outside Director are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Standing Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 1% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Recommendation Committee.
          Our board of directors maintains the following six sub-committees:
•	the Director Candidate Recommendation Committee;

•	the Evaluation and Compensation Committee;

•	the Finance and Operation Committee;

•	the Executive Management Committee;

•	the Audit Committee; and

•	the Insider Trading Committee.

* Composition of special committees under the Board of Directors and their functions

Category	Composition		Major functions
Director Candidate Recommendation Committee	3 outside directors 1 standing director	Sun, Wook Kim E. Han Ahn, Charles Lee, Dong -Hee	- Evaluation of the qualifications of director candidates and recommendation of outside director candidates - Advance screening for nominating representative director, members of special committee(s)
Evaluation and Compensation Committee	4 outside directors	Suh, Yoon-Suk Park, Young-Ju Jun, Kwang-woo Park,Won-Soon
-     To establish management succession and development plans
-     To establish executives evaluation and compensation plan and to take necessary measures to execute such plans
-     To pre-deliberate on remuneration and retirement allowance of directors and executives officers

Category	Composition		Major functions
Finance & Operation Committee	3 outside directors 2 standing directors	Jun, Kwang-woo Ahn, Charles Huh,Sung-Kwan Yoon, Seok-Man Lee, Dong-Hee
-      Advance deliberation on crucial new investment in outside companies, and advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
-      Deliberation and resolution on financing matters, and on donations between 100 million and 1 billion won

Audit Committee	4 outside directors	Kim E. Han Jeffrey D. Jones Sun, Wook Suh, Yoon-Suk	- Audit of corporate accounting and business operations - Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	4 outside directors	Kim E. Han Jeffrey D. Jones Sun, Wook Suh, Yoon-Suk
-      Review of issues and improvement measures related to internal transactions in accordance with the Monopoly Regulation and Fair Trade Act
-      Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in transaction amount)
-      Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)

Executive Management Committee	6 standing directors	Lee, Ku-Taek Yoon, Seok-Man Lee ,Youn Chung, Joon-Yang Cho, Soung-Sik Lee, Dong-Hee
-      Advance deliberation on and approval of in-house investment schemes
-      Deliberation on important subjects regarding hierarchical structure, development and adjustment of personnel
-      Important subjects on working policy, and changes to welfare

(2) Establishment and composition of the Director Candidate Recommendation and Evaluation Committee
•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)
¡ Composition of the Director Candidate Recommendation Committee

Sun, Wook (Chairman) Kim, E. Han (member) Ahn, Charles (member) Lee, Dong-Hee (member)	Outside Director Outside Director Outside Director Standing Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside >
- Outside directors (3), Standing directors(1):
Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)

(3) List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks
Park, Young-Ju	• CEO & President of Eagon Co. • Vice-President of the Federation of Korean Industries(FKI)	None	President Board of Director

Kim, E. Han	• Distinguished Professor at University of Michigan Former advisory professor of the Korea Stock Exchange, advisor to the World Bank	”

Jun, Kwang-woo	• Vice President of Deloitte Group • Former Vice-President of Woori Finance Group	”

Jeffrey D. Jones	• American Lawyer at Kim&Jang Law Office • Former Chairman of the American Chamber of Commerce in Korea	”

Suh, Yoon-Suk	• Head of the Business School at Ewha Women’s Univ. • Vice-President/Commissioner of Account Management for the Korea Accountant Association	”	Re-elected (‘06.2.24)

Relation with
majority
Name	Experience	shareholder	Remarks
Park,Won-Soon	• Standing Chairman of the Beautiful Foundation • Chairman of Korea Human Rights Foundation	”

Sun, Wook	• Former President & CEO, Samsung Human Resources Development Center • Full-time counsellor, Samsung SDI	”

Ahn, Charles	• Former president of Board of Director, AnLab Inc. • President & CEO, AhnLab, Inc.	”

Huh, Sung-Kwan	• President Gwangju Institute Science & Technology • Former Professor of Management at Dong-A Univ. • Former Minister of Government Administration & Home Affairs	”
(4) Whether a director is covered by damage liability insurance or not

Accumulated Payment
(including this
Name	Quarter)	Ceiling of Insurance	Remarks
All directors	2.4 billion won	50 billion won
* List of key activities of the Board of Directors (Jan. 1, 2005 – Apr. 28, 2006)

Session	Date	Agenda	Approval
2006-1	Jan. 12	1. Approval of Financial Statements for the 38th Fiscal Year & Convening Schedule of the 38th Annual General Meeting of Shareholders 2. Establishment of Nickel Mine and Nickel Plant Joint Ventures	All 2 cases Approved

2006-2	Feb. 7
1. Agenda for the 38th Ordinary General Meeting of Shareholders
2. Standing Director Candidate Recommendation
3. Special Incentive Payment to Directors
4. Consideration of the Limitation of Directors Remuneration for 2006
5. Waiver of the Recovery of Overpaid Employment Benefit
6. Plan for issuance of domestic bond
7. Contribution Plan for POSCO Educational Foundation
All 7 cases Approved (Agenda 4. Approved after modification)

2006-3	Feb. 24	1. Appointment of President of Board of Director	All 8 cases

Session	Date	Agenda	Approval

2. Appointment of Special Committee Members
3. Revision of the Board of Director Operating Regulations
4. Revision of Audit Committee Operating Regulations
5. Amendment to the Directors Remuneration Standards
6. Appointment of Positions for President and Standing Directors
7. Approval of Designation of Position for Executive Officer
8. Plan for Acquisition of Ownership Interest in KEIL
Approved (Agenda 5. Approved after modification)

2006-4	Apr. 28	1. Decision on Share Repurchase 2. Plan 2Q 2006 Funding Agreement 3. Establishment Magnesium board plant 4. Changed Fair Trade independent observance Manager	All 4 cases Approved
¡ Major activities of outside directors on the Board of Directors(Jan. 1, 2006 – Apr.28, 2006)

Session	Date	Number of participating outside directors	Remarks
2006-1	Jan.12	8 persons
2006-2	Feb.7	9 persons
2006-3	Feb.24	8 persons
2006.4	Apr. 28	9 persons
5) Composition of committees and their activities (Jan. 1, 2006 – Apr. 28, 2006)
¡ Major activities of Director Candidate Recommendation Committee (Jan. 1, 2005 – Apr. 28, 2006)

Session	Date	Agenda	Approval
2006-1	Feb.2	1. Assessment of qualifications of outside directors	—
		2. Assessment of qualifications of Standing Director	Approved

2006-2	Feb.24	1. Appointment of Special Committee Members	—
		2. Appointment of Positions for Standing Directors	—
		3. Approval of Designation of Position for Executive Officer	—
¡ Major activities of Evaluation and Compensation Committee (Jan. 1, 2005 – Apr.28, 2006)

Session	Date	Agenda
2006-1	Jan.12	Evaluation of ’05 Management Result

2006-2	Feb.7	1.Payment plan of the special incentive for Directors 2. Establishment of the Ceiling Amount of Total Remuneration for Directors
¡ Major activities of Finance & Operation Committee (Jan. 1, 2006 – Apr.28 , 2006)

Session	Date	Agenda	Approval
2006-1	Jan.12	2 cases including Establishment of Nickel Mine and Nickel Plant Joint Ventures	Pre-deliberation

2006-2	Feb. 7	Issued Public company Bond	“

2006-3	Feb. 24	Revision of the Board of Director Operating Regulations	“
Plan for Acquisition of Ownership Interest in KEIL

2006-4	Apr. 27	Plan 2Q 2006 Funding Agreement	“
Establishment Magnesium board plant
¡ Major activities of Executive Management Committee (Jan. 1, 2005 – Apr.28, 2006)

Session	Date	Agenda	Approval
2006-1	Mar. 27	Construction Express PVD Pilot Plant	Approved
¡ Major activities of Insider Trading Committee (Jan. 1, 2006 – Apr. 28, 2006)

Session	Date	Agenda
2006-1	Jan. 11	Fair Trading Program Operating and Plan
2006-2	Feb. 6	Contribution Plan for POSCO Educational Foundation
2006-3	Apr. 21	Changed Fair Trade independent observance Manager
B. Audit Committee
     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are E. Han Kim (committee chair), Jeffrey D. Jones, Yoon-Suk Suh and Wook Sun.
     The duties of the Audit Committee include:
•	engaging independent auditors;

•	approving independent audit fees;

•	approving audit and non-audit services;

•	reviewing annual financial statements;

•	reviewing audit results and reports, including management comments and recommendations;

•	reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
     In addition, in connection with Ordinary meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
O Composition of the Audit Committee (auditors)

Name	Experience	Qualifications	Remarks
Kim E. Han	Distinguished Prof. of University of Michigan	Satisfies requirements in the articles of incorporation	Chairman

Sun, Wook	Former President & CEO, Samsung Human Resources Development Center	”

Jeffrey D. Jones	Former Chairman of the American Chamber of Commerce in Korea	”

Suh, Yoon-Suk	Head of the Business School at Ewha Women’s Univ.	“
* Major activities of the audit committee (auditors) (Jan. 1,2006-Apr.28,2006)

Session	Date	Agenda	Approval	Remarks
2006-1	Jan. 11
• Report agendas
- Overview of operations of the in-house controlling system
- Result of Periodical tax audit of corporation
- Result of Internal Control Pre-Attestation
- Result of Internal Audit in 2005 and Operating Plan in 2006
All members participating

2006-2	Feb. 6
• Deliberation agenda
- Revision of Audit Committee Operating Regulations
- Assessment of operations of the in-house controlling system in 2005
- Results of the audit of account for the 38th Fiscal Year
			Approved	All members participating

Session	Date	Agenda	Approval	Remarks
• Report agendas
- Overview Results of the audit of account for the 38th Fiscal Year by External Auditor
- Result of Operation, Finance Audit portal Establishment
- Audit Information System

2006-3	Feb.24	• Deliberation agenda	Approved	All members participating
- Appointment of Internal Audit Manager
• Report agendas
- Plan of using specialists supporting Audit Committee

2006-4	Apr.21	• Deliberation agenda
- Approval of audit and not-audit service of affiliated Company Outside
• Report agendas
- Results of the audit of account for the 1Q 39th Fiscal Year
- Reporting the 2005 fiscal year results of the audit of Consolidated and US GAAP finance statements
C. Voting Rights by Shareholders
(1) Whether to Adopt the Cumulative Voting System
     ☐ Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.
(2) Whether to Adopt Voting by Mail
☐ Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.
(3) Execution of Voting Rights by Minority Shareholders
[Irrelevant]

C. Compensation of Directors and Officers
(1) Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

		Ceiling amount approved	Average payment
	Total payment	at shareholders Meeting	per person
Category	(1Q 2006 )	(1Q 2006 )	(1Q 2006 )	Remarks
Standing Director	440 million won	6 billion won	73 million won
Outside Director	117 million won		13 million won	Including 4 members of Audit Committee

Total	557 million won		37 million won
(2) List of Stock Options Presented to Executives

			(As of March 31, 2006)
Date of		Number of
Grant	Name	Share	Exercising Period	Exercising Price
July 23,	Ku-Take Lee	40,666	July 24, 2003 ~	KRW 98,900
2001	Tae-Hyun Hwang	1,884	July 23, 2008
	Dong-Jin Kim	8,134
	Chin-Choon Kim	7,000
	Youn Lee	8,134
	Kyeong-Ryul Ryoo	5,174
	Seong-Sik Cho	3,134
	Jong-Tae Choi	8,134
	Hwang-Kyu Hwang	5,000
	Jae-Young Chung	2,259
	Jong-Won Lim	2,259
	Samuel F. Chevalier	2,259
	Woo-Hee Park	1,059
April 27	Jong-Doo Choi	8,385	April 28, 2004	KRW 136,400
2002	Joon Yang Chung	8,385	~ April 27,2009
	Chang-Ho Kim	8,385
	Nam Suk Hur	4,000
	Chang-Kwan Oh	8,385
Sep.18	Suk-Man Youn	8,179	Sep. 19, 2004 ~	KRW 116,100
2002	Young-Tae Keon	8,385	Sep. 18, 2009

			(As of March 31, 2006)
Date of		Number of
Grant	Name	Share	Exercising Period	Exercising Price

April 26,	Kyeong-Ryul Ryoo	4,322	April 27, 2005 ~	KRW102,900
2003	Kim,E. Han	2,401	April 26, 2010
	Han-Kyung, Kim	2,401
	Dong-Jin Kim	1,729
	Tae-Hyun Hwang	1,729
	Youn Lee	1,729
	Seong-Sik Cho	1,729
	Jong-Tae Choi	1,729
	Hyun-Shik,Chang	8,644
	Oh-Joon, Kwon	8,644
	Dong-Hwa, Chung	8,644
	Jin-Il, Kim	1,352
	Dong-Hee, Lee	8,644
	Sang-Young, Lee	4,144
	Hyun-Uck, Sung	8,644
	Han-Yong,Park	4,322

July 23,	Ku-Taek Lee	49,000	July 24, 2006~	KRW 151,700
2004	Chang-Oh Kang	24,500	July 23, 2011
	Kwang-Woong Choi	1,960
	Kyeong-Ryul Ryoo	4,900
	Suk-Man Youn	7,840
	Dong-Jin Kim	7,840
	Youn Lee	7,840
	Joon Yang Chung	4,900
	Young Ju Park	1,862
	Kwang Woo Jun	1,862
	Jeffery D Jones	1,862
	Yoon Suk Suh	1,862
	Keel Sou Chung	9,800
	Sang Wook Ha	9,800
	Sang Young Kim	9,800
	Young Suk Lee	9,800
	Sang Myun Kim	9,800
	Kun Soo Lee	9,800
	Ki Chul Shin	9,800
	Kee Yeoung Park	9,800
	Kyu Jeong Lee	9,800
	Byung Ki Jang	9,800

April 28,	Sang Ho Kim	12,000	April 29, 2007~	KRW 194,900

			(As of March 31, 2006)
Date of		Number of
Grant	Name	Share	Exercising Period	Exercising Price
2005	Jong Doo Choi	2,000	April 28, 2012
	Nam Suk Hur	2,000
	Jong Hai Won	10,000
	Tae Man Kim	10,000
	Jun Gil Cho	10,000
	Kwang Jae Yoo	10,000
	Yong Ghul Yoon	10,000
	Noi Ha Cho	10,000
	Yong Won Yoon	10,000
	Wook Sun	2,000
	Chrels Ahn	2,000
Total		524,235

V. Others
A. Results of POSCO’s 38th Ordinary General Meeting of Shareholders
1.	Approval of the Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 38th Fiscal Year
–	Total Assets (KRW): 24,206,950 million

–	Total Liabilities (KRW): 4,684,948 million

–	Paid-in Capital (KRW): 482,403 million

–	Shareholder’s Equity (KRW): 19,522,002 million

–	Sales (KRW): 21,695,044million

–	Operating Income (KRW): 5,911,886million

–	Net Profit (KRW): 4,012,932 million

–	Net Profit per Share (KRW): 50,670
     m Approval of details of Dividend

Details	2005
1) Annual Dividend per Share(KRW)	8,000
- Year-End Dividend(KRW)	6,000
- Interim Dividend(KRW)	2,000
2) Dividend Ratio to Market Value(%) including Interim Dividend	3. 87
     2. Approval of partial Amendments to Articles of Incorporation.
     – The Company’s Articles of Incorporation was amended to include educational services to its business purposes.
     3. Approval of Election of Directors
     3-1. Approval of Outside Directors
[List of Outside Director]

Name	Date of Birth	Major Experience	Tenure
Park, Young-Ju	Jan.29,1941	• CEO & President of Eagon Co.
• Chairman of the Korean Business Seminar Council
		Vice-President of the Federation of Korean Industries(FKI)	3years
Huh Sung-Kwan	Nov.12,1947	• Former Professor of Management at Dong-A Univ.
• Former Minister of Government Administration & Home Affairs
		• President Gwangju Institute Science & Technology	3years
     3-2. Approval of Outside Directors as Audit Committee Members
[List of Outside Director as Audit Committee Members]

Name	Date of Birth	Major Experience	Tenure
Suh, Yoon-Suk	Jan.3,1955	• Head of the Business School at Ewha Women’s Univ. Vice-President/Commissioner of Account Management for the Korea Accountant Association	3years
     3-3. Approval of Standing Directors
[List of Standing Director]

Name	Date of Birth	Major Experience	Tenure
Cho, Soung-Sik	Sep. 7, 1950	Executive Vice President,POSCO	3 years
Lee, Dong-Hee	Nov. 10, 1949	Senior Vice President, POSCO	3 years
4.	Approval of the Ceiling Amount of Total Remuneration for the Director at the 38th shareholders’ meeting
5.	Approval of Waiver of the claim of Overpaid Employment Benefit.

POSCO
Non-Consolidated Interim Financial Statement
March 31, 2006 and 2005

A member firm of

Samil PricewaterhouseCoopers
www.samil.com
Kukje Center Building
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)
Report of Independent Accountants
To the Board of Directors and Shareholders of
POSCO
We have reviewed the accompanying non-consolidated balance sheet of POSCO (the “Company”) as of March 31, 2006, and the related non-consolidated statements of income and cash flows for the three-month periods ended March 31, 2006 and 2005, expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities & Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
We have audited the non-consolidated balance sheet of POSCO as of December 31, 2005, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 26, 2006. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2005, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2005.
Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity

     Samil PricewaterhouseCoopers
Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.
Seoul, Korea
April 21, 2006

This report is effective as of April 21, 2006, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Balance Sheets
March 31, 2006 and December 31, 2005
(Unaudited)

(in millions of Korean won)	2006		2005
Assets
Current assets
Cash and cash equivalents	~~W~~	180,947	~~W~~	249,638
Short-term financial instruments (Note 3)		485,304		584,555
Trading securities (Note 6)		1,550,338		2,423,594
Current portion of available-for-sale securities (Note 7)		60,698		90,783
Current portion of held-to-maturity securities (Note 7)		2,000		2,000
Trade accounts and notes receivable, net of allowance for doubtful accounts (Notes 4 and 22)		1,522,643		2,110,254
Inventories, net (Note 5)		2,594,142		2,718,845
Other accounts and notes receivable, net of allowance for doubtful accounts (Notes 4 and 22)		216,363		143,221
Deferred income tax assets		—		62,952
Other current assets, net of allowance for doubtful accounts (Note 10)		45,774		13,634

Total current assets		6,658,209		8,399,476
Property, plant and equipment, net (Notes 8 and 23)		11,634,681		10,898,679
Investment securities, net (Notes 7 and 11)		4,940,225		4,501,835
Intangible assets, net (Note 9)		263,476		277,893
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts (Note 4)		29,363		28,615

Long-term financial instruments (Note 3)		45		45
Other long-term assets, net of allowance for doubtful accounts (Note 10)		101,314		100,407

Total assets	~~W~~	23,627,313	~~W~~	24,206,950

POSCO
Non-Consolidated Balance Sheets
March 31, 2006 and December 31, 2005
(Unaudited)

(in millions of Korean won)	2006		2005
Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Note 22)	~~W~~	396,158	~~W~~	444,615
Current portion of long-term debts, net of discount on debentures issued (Note 11)		663,974		931,448
Accrued expenses		188,127		680,452
Other accounts and notes payable (Note 22)		478,570		411,932
Withholdings		25,309		23,085
Income tax payable		749,261		1,242,047
Other current liabilities (Note 13)		92,879		43,054

Total current liabilities		2,594,278		3,776,633
Long-term debts, net of current portion and discount on debentures issued (Note 11)		763,438		482,857
Accrued severance benefits, net (Note 12)		224,094		185,445
Deferred income tax liabilities		231,927		198,316
Other long-term liabilities (Notes 13 and 18)		57,152		41,697

Total liabilities		3,870,889		4,684,948

Commitments and contingencies (Note 14)
Shareholders’ equity
Capital stock		482,403		482,403
Capital surplus (Note 15)		3,879,301		3,879,301
Retained earnings (Note 16)		16,392,648		16,192,143
Capital adjustments, net (Note 17)		(997,928)		(1,031,845)

Total shareholders’ equity		19,756,424		19,522,002

Total liabilities and shareholders’ equity	~~W~~	23,627,313	~~W~~	24,206,950

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Income
Three-Month Periods Ended March 31, 2006 and 2005
(Unaudited)

(in millions of Korean won, except per share amounts)	2006		2005
Sales (Notes 22 and 23)	~~W~~	4,663,732	~~W~~	5,655,846
Cost of goods sold (Notes 19 and 22)		3,604,770		3,613,051

Gross profit		1,058,962		2,042,795
Selling and administrative expenses (Note 20)		269,019		266,756

Operating profit		789,943		1,776,039

Non-operating income
Interest income		16,194		14,584
Dividend income		38,915		58,602
Gain on valuation of trading securities		15,805		9,140
Gain on disposal of trading securities		12,383		6,031
Gain on disposal of property, plant and equipment		3,777		4,693
Gain on foreign currency transactions		33,893		19,059
Gain on foreign currency translation		25,891		63,701
Equity in earnings of investees (Note 7)		103,596		44,664
Reversal of allowance for doubtful accounts (Note 22)		298		644
Others		19,444		27,643

		270,196		248,761

Non-operating expenses
Interest expense		13,573		29,703
Loss on foreign currency transactions		24,719		12,479
Loss on foreign currency translation		12,270		4,494
Donations		60,027		79,248
Loss on disposal of property, plant and equipment		11,969		18,724
Equity in losses of investees (Note 7)		19,005		27,989
Others		31,951		27,315

		173,514		199,952

Income before income taxes		886,625		1,824,848
Income tax expense		205,194		517,312

Net income	~~W~~	681,431	~~W~~	1,307,536

Per Share Data (in Korean won) (Note 21)
Basic and diluted earnings per share	~~W~~	8,508	~~W~~	16,300
Basic and diluted ordinary income per share	~~W~~	8,508	~~W~~	16,300
The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Cash Flows
Three-Month Periods Ended March 31, 2006 and 2005
(Unaudited)

(in millions of Korean won)	2006		2005
Cash flows from operating activities
Net income	~~W~~	681,431	~~W~~	1,307,536

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		355,133		364,371
Provision for doubtful accounts		(298)		567
Accrual of severance benefits		20,035		74,420
Gain on valuation of trading securities		(15,805)		(9,044)
Gain on disposal of trading securities		(12,383)		(6,031)
Loss on disposal of property, plant and equipment		8,192		14,031
Gain on disposal of investments		83		501
Impairment loss on investments		25		25
Gain on valuation of equity-method investments		(84,591)		(16,675)
Stock compensation expense		16,382		12,764
Loss (gain) on foreign currency translation		(24,555)		(59,861)
Interest expense		696		1,551
Interest income		(905)		(1,106)
Others		11,094		(118)

		273,103		375,395

Changes in operating assets and liabilities
Decrease in trade accounts and notes receivable		588,535		65,311
Increase in other accounts and notes receivable		(74,270)		(47,700)
Decrease (Increase) in accrued income		(895)		118
Increase in prepaid expenses		(31,055)		(12,081)
Decrease (Increase) in inventories		124,702		(960)
Decrease in trade accounts and notes payable		(48,806)		(7,588)
Increase in other accounts and notes payable		66,108		73,092
Decrease in accrued expenses		(492,325)		(81,978)
Increase (Decrease) in income tax payable		(492,786)		23,989
Payment of severance benefits		(7,692)		(37,506)
Deferred income tax, net		39,517		40,360
Others		142,891		48,573

		(186,076)		63,630

Net cash provided by operating activities		768,458		1,746,561

See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Cash Flows
Three-Month Periods Ended March 31, 2006 and 2005
(Unaudited)

(in millions of Korean won)	2006		2005
Cash flows from investing activities
Disposal of short-term financial instruments		139,646		266,240
Disposal of trading securities		4,076,444		2,469,041
Disposal of available-for-sale securities		—		195
Proceeds from current maturities of held-to-maturity securities		30,710		—
Disposal of property, plant and equipment		4,336		5,172
Acquisition of short-term financial instruments		(40,395)		(296,890)
Acquisition of trading securities		(3,175,000)		(2,616,000)
Acquisition of equity method investments		(319,610)		(26,832)
Acquisition of property, plant and equipment		(1,076,644)		(678,265)
Acquisition of intangible assets		(4,184)		(1,891)
Others		(29,965)		(874)

Net cash used in investing activities		(394,662)		(880,104)

Cash flows from financing activities
Proceeds from short-term borrowings		—		97,203
Proceeds from debentures		296,060		—
Proceeds from long-term debt		1,942		765
Decrease in derivatives		—		423
Acquisition of treasury stock		—		(260,927)
Repayment of short-term borrowings		—		(13,991)
Repayment of current portion of long-term debt		(258,200)		(150,222)
Repayment of long-term debt		(1,364)		(658)
Payment of cash dividends		(480,925)		(523,274)
Increase in derivatives		—		(300)

Net cash used in financing activities		(442,487)		(850,981)

Net increase (decrease) in cash and cash equivalents		(68,691)		15,476

Cash and cash equivalents
Beginning of the period		249,638		206,783

End of the period	~~W~~	180,947	~~W~~	222,259

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 30,000 thousand tons: 13,300 thousand tons at the Pohang mill, and 16,700 thousand tons at the Gwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and five liaison offices overseas.

Under its Articles of Incorporation, the Company is authorized to issue 200 million shares of common stock with a par value of ~~W~~5,000 per share. The Company retired 2,891,140; 2,807,690; and 1,815,640 shares of treasury stock with the approval of the Board of Directors on August 25, 2001; November 20, 2002 and July 22, 2003, respectively. In addition, the Company retired 1,779,320 shares of treasury stock on October 19, 2004, in accordance with the resolution of the Board of Directors on July 23, 2004. Accordingly, total issued shares total 87,186,835 as of March 31, 2006.

As of March 31, 2006, the Company’s major shareholders are as follows:

		Percentage of
	Number of Shares	Ownership (%)
SK Telecom Co., Ltd.	2,481,311	2.85
Pohang University of Science and Technology	2,418,000	2.77
National Pension Corporation	2,407,509	2.76
Others	79,880,015	91.62

	87,186,835	100.00

As of March 31, 2006, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 15 through 17 became applicable to the Company on January 1, 2005, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2005.

And as SKFAS Nos. 18, 19 and 20 became effective for the Company on January 1, 2006, the Company adopted these Standards in its financial statements for the three-month period ended March 31, 2006.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
3.	Cash and Cash Equivalents, and Financial Instruments

As of March 31, 2006, in relation to government appropriated project, short-term financial instruments amounting to ~~W~~5,235 million are restricted from withdrawal. In relation to long-term financial instruments, the Company is required to provide collateral deposits amounting to ~~W~~45 million to open checking accounts and accordingly, the withdrawal of these deposits is restricted.

4.	Accounts and Notes Receivable and Others

Accounts and notes receivable, and their respective allowance for doubtful accounts as of March 31, 2006 and December 31, 2005, are as follows:

(in millions of Korean won)	2006		2005
Trade accounts and notes receivable	~~W~~	1,524,320	~~W~~	2,112,789
Less: Allowance for doubtful accounts		(1,677)		(2,535)

	~~W~~	1,522,643	~~W~~	2,110,254

Other accounts and notes receivable	~~W~~	224,493	~~W~~	198,951
Less: Allowance for doubtful accounts		(8,130)		(55,730)

	~~W~~	216,363	~~W~~	143,221

Long-term trade accounts and notes receivable	~~W~~	37,470	~~W~~	37,470
Less: Allowance for doubtful accounts		(8,107)		(8,855)

	~~W~~	29,363	~~W~~	28,615

5.	Inventories

Inventories as of March 31, 2006 and December 31, 2005, are as follows:

(in millions of Korean won)	2006		2005
Finished goods	~~W~~	325,048	~~W~~	457,923
Semi-finished goods		744,504		717,505
Raw materials		1,023,614		959,674
Materials-in-transit		499,458		584,456
Others		2,222		2,278

		2,594,846		2,721,836
Less: Provision for valuation loss		(704)		(2,991)

	~~W~~	2,594,142	~~W~~	2,718,845

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
6.	Trading Securities

Trading securities as of March 31, 2006 and December 31, 2005, are as follows:

(in millions of Korean won)	2006						2005
	Acqusition Cost		Fair Value		Book Value		Book Value
Beneficiary certificates	~~W~~	1,280,000	~~W~~	1,299,939	~~W~~	1,299,939	~~W~~	2,103,245
Monetary market fund		250,000		250,399		250,399		320,349

	~~W~~	1,530,000	~~W~~	1,550,338	~~W~~	1,550,338	~~W~~	2,423,594

7.	Investment Securities

Investment securities as of March 31, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Current portion of investment securities
Available-for-sale securities	~~W~~	60,698	~~W~~	90,783
Held-to-maturity securities		2,000		2,000

		62,698		92,783

Non-current portion of investment securities
Available-for-sale securities		1,863,487		1,759,451
Held-to-maturity securities		255,030		234,975
Equity-method investments		2,821,708		2,507,409

		4,940,225		4,501,835

	~~W~~	5,002,923	~~W~~	4,594,618

In accordance with the resolution of the Board of Directors’ meeting on February 24, 2006, the Company acquired 100% equity interest in Korea Energy Investment Limited during the three-month period ended March 31, 2006, for the purpose of diversification of its business. In addition, the details of equity method valuation for the three-month period ended March 31, 2006, are as follows:

					Equity in
					Earnings		Other
(in millions of			January 1,		(Losses)		Increase		March 31,
Korean won)	Acquisition cost		2006		of Investee		(Decrease)[1]		2006
POSCO E&C	~~W~~	365,789	~~W~~	339,731	~~W~~	22,825	~~W~~	(16,537)	~~W~~	346,019
Posteel Co., Ltd.		113,393		252,064		1,191		(8,558)		244,697
POSCON Co., Ltd.		49,822		15,470		(1,110)		(3,105)		11,255
Pohang Steel Co., Ltd.		96,151		160,793		(2,708)		—		158,085
POSCO Machinery & Engineering Co., Ltd.		17,052		15,946		1,926		(175)		17,697
POSDATA Co., Ltd.		52,749		84,164		973		(30)		85,107
POSCO Research Institute		19,000		22,791		203		—		22,994
Seung Kwang Co., Ltd.		28,408		31,231		40		—		31,271
Changwon Specialty Steel Co., Ltd.		260,000		387,022		5,660		—		392,682
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)

					Equity in
					Earnings		Other
(in millions of			January 1,		(Losses)		Increase		March 31,
Korean won)	Acquisition cost		2006		of Investee		(Decrease)[1]		2006
POSCO Machinery Co., Ltd.	~~W~~	10,000	~~W~~	15,541	~~W~~	(72)	~~W~~	—	~~W~~	15,469
POSTECH Venture Capital Co., Ltd.		28,500		31,179		302		825		32,306
POSCO Refractories & Environment (POSREC)		41,210		61,477		1,273		(2,649)		60,101
POSCO Terminal Co., Ltd.		12,750		15,696		341		—		16,037
POSCO Power Corp.		291,041		290,261		1,108		48		291,417
Pohang Steel America Corporation (POSAM)		260,503		101,340		7,811		4,276		113,427
POSCO Australia Pty. Ltd. (POSA)		37,352		66,090		6,500		(7,710)		64,880
POSCO Asia Co., Ltd. (POA)		7,425		17,302		405		(834)		16,873
Stainless Steel		196,602		178,699		11,555		(6,036)		184,218
SHUNDE Pohang Coated Steel Co., Ltd.		26,297		22,325		(3,337)		(511)		18,477
KOBRASCO		32,950		30,440		12,905		(19,941)		23,404
POSINVEST		53,189		66,312		745		(2,301)		64,756
Stainless Steel Co., Ltd.[3]		49,733		15,623		8,779		(858)		23,544
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		21,267		18,839		382		(598)		18,623
POSCO-China Holding Corp.		161,168		132,161		6,896		(8,450)		130,607
POSCO-Japan Co., Ltd.		50,558		30,173		8,759		(1,805)		37,127
POSCO-India Private Ltd.		52,627		50,218		(10,623)		(763)		38,832
Korea Energy Investment Limited		306,173		—		—		306,173		306,173
Others		54,308		54,521		1,862		(753)		55,630

	~~W~~	2,696,017	~~W~~	2,507,409	~~W~~	84,591	~~W~~	229,708	~~W~~	2,821,708

[1]	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.

[2]	Due to the delay in the closing of March 31, 2006 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available March 31, 2006 financial information, which has not been audited or reviewed.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
8.	Property, Plant and Equipment
     Property, plant and equipment as of March 31, 2006 and December 31, 2005, are as follows:

(in millions of Korean won)	2006		2005
Buildings and structures	~~W~~	5,274,315	~~W~~	5,187,643
Machinery and equipment		20,630,632		20,565,706
Tools		132,534		128,801
Vehicles		150,760		151,173
Furniture and fixtures		146,434		146,091

		26,334,675		26,179,414
Less: Accumulated depreciation		(18,639,162)		(18,477,950)

		7,695,513		7,701,464

Construction-in-progress		3,173,788		2,447,673
Less: Accumulated impairment loss		(83,617)		(83,617)

		3,090,171		2,364,056

Land		848,997		833,159

	~~W~~	11,634,681	~~W~~	10,898,679

The Company’s expenditures in relation to construction-in-progress for the establishment of No. 1 Finex business operation and other projects amounted to ~~W~~1,076,644 million for the three-month period ended March 31, 2006.

The changes in the carrying value of property, plant and equipment for the three-month period ended March 31, 2006, are as follows:

	Beginning										Ending
(in millions of Korean won)	Balance		Acquisition		Disposal		Others		Depreciation[1]		Balance
Land	~~W~~	833,159	~~W~~	15,838	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	848,997
Buildings		1,841,620		45,271		683		(385)		35,714		1,850,109
Structures		1,240,221		43,039		1,461		2,066		24,804		1,259,061
Machinery and equipment		4,516,407		237,325		2,261		(257)		265,481		4,485,733
Vehicles		23,735		423		43		—		2,794		21,321
Tools		32,618		6,745		—		(1,511)		3,818		34,034
Furniture and fixtures		46,863		2,339		84		—		3,863		45,255
Construction-in-progress		2,364,056		1,077,095		—		(350,980)		—		3,090,171

	~~W~~	10,898,679	~~W~~	1,428,075	~~W~~	4,532	~~W~~	(351,067)	~~W~~	336,474	~~W~~	11,634,681

[1]	Includes depreciation expenses of assets not in use.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
9.	Intangible Assets

Intangible assets as of March 31, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Intellectual property rights	~~W~~	1,249	~~W~~	1,304
Land usage rights		309		311
Port facilities usage rights		122,636		127,258
Other intangible assets[1]		139,282		149,020

	~~W~~	263,476	~~W~~	277,893

[1]	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.
10.	Other Assets

Other assets as of March 31, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Other current assets
Short-term loans receivable	~~W~~	414	~~W~~	414
Accrued income		10,762		9,867
Prepaid expenses		33,949		2,893
Others		649		833

		45,774		14,007
Less: Allowance for doubtful accounts		—		(373)

		45,774		13,634

Other long-term assets
Guarantee deposits		1,009		964
Other investment assets		100,306		99,443

		101,315		100,407
Less: Allowance for doubtful accounts		(1)		—

		101,314		100,407

	~~W~~	147,088	~~W~~	114,041

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
11.	Long-Term Debts

Debentures outstanding as of March 31, 2006 and December 31, 2005, are as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2006		2005
Domestic debentures	5.00 - 7.00	~~W~~	700,000	~~W~~	400,000
Yankee Bonds	7.13		253,895		263,547
Samurai Bonds	—		—		258,012
Exchangeable bonds[1]	—		429,350		443,970

			1,383,245		1,365,529
Less: Current portion			(653,894)		(921,559)
Discount on debentures issued			(5,841)		(2,172)

		~~W~~	723,510	~~W~~	441,798

[1]	The Company issued exchangeable bonds on August 20, 2003. It is exchangeable with SK Telecom Co., Ltd. American depository receipts (ADRs).
As of March 31, 2006, 1,802,132 shares, equivalent to 16,219,187 ADRs, of SK Telecom Co., Ltd. serve as collaterals pursuant to exchangeable bonds issued.

Details of exchangeable bonds as of March 31, 2006, are as follows:

On August 20, 2003, POSCO sold its 15,267,837 SK Telecom Co., Ltd. ADRs to Zeus (Cayman), a tax-exempted subsidiary formed under the laws of Cayman Islands. Zeus then issued zero-coupon, guaranteed and exchangeable bonds amounting to JPY51,622 million which are due in 2008, and are fully and unconditionally guaranteed by POSCO. POSCO may elect to pay the holder cash in lieu of delivering SK Telecom Co., Ltd. ADRs (the “Cash Settlement Option”). The number of ADRs such holder is entitled to receive will be calculated by dividing the aggregate principal amount of the bonds to be exchanged by the exchangeable price. Under the Cash Settlement Option, such holder is entitled to receive the cash equivalent of the market value of ADRs upon the exercise. These bonds are non-interest bearing and are exchangeable with SK Telecom Co., Ltd. ADRs at the option of the bondholder. The transaction between the POSCO and Zeus is deemed a borrowing transaction under the Korean generally accepted accounting principles. In 2004 and 2005, in compliance with the terms of the exchangeable bonds, the dividends earned by Zeus from the SK Telecom Co., Ltd. ADRs were used to purchase additional 951,350 ADRs which brought down the exchangeable bond price to JPY3,183/ADR.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
Long-term foreign currency borrowing as of March 31, 2006 and December 31, 2005, mainly consists of:

Annual Interest Rate
(in millions of Korean won)	(%)	2006		2005
Development Bank of Japan	4.60	~~W~~	6,388	~~W~~	6,605
Less: Current portion			(1,597)		(1,651)

		~~W~~	4,791	~~W~~	4,954

Loans from foreign financial institutions as of March 31, 2006 and December 31, 2005, are as follows:

Annual Interest Rate
(in millions of Korean won)	(%)	2006		2005
Natexis Banques Populaires	2.00	~~W~~	7,542	~~W~~	7,812
Sumitomo Mitsui Banking Corporation	LIBOR + 0.80		36,450		37,357

			43,992		45,169
Less: Current portion			(8,855)		(9,065)

		~~W~~	35,137	~~W~~	36,104

Certain loans from foreign financial institutions are covered by guarantees provided by The Korea Development Bank amounting to ~~W~~7,645 million as of March 31, 2006 (December 31, 2005: ~~W~~7,668 million).

12.	Accrued Severance Benefits

Accrued severance benefits as of March 31, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Accrued severance benefits	~~W~~	526,891	~~W~~	514,126
Less: National Pension Fund deposits		(93)		(100)
Group Severance Insurance deposits		(302,704)		(328,581)

	~~W~~	224,094	~~W~~	185,445

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
13.	Other Liabilities

Other liabilities as of March 31, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Other current liabilities
Advances received	~~W~~	37,905	~~W~~	15,157
Unearned revenue		1,917		2,287
Deferred income tax credits		30,317		—
Others		22,740		25,610

		92,879		43,054

Other long-term liabilities		57,152		41,697

	~~W~~	150,031	~~W~~	84,751

14.	Commitments and Contingencies

As of March 31, 2006, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of affiliates and related companies are as follows:

					Won Equivalent
	Financial Institution		Amount Guaranteed		(in millions)
Related companies
POSINVEST	Bank of	US$	42,000,000	~~W~~	55,091
	Tokyo-Mitsubishi	CNY	116,000,000
Zhangjiagang Pohang	Bank of China	US$	281,650,000		274,862
Stainless Steel Co., Ltd.	and others
BX STEEL POSCO Cold	Industrial & Commercial	CNY	78,900,000		23,841
Rolled Sheet Co., Ltd.	Bank of China and others	US$	14,600,000

					353,794

Others
Dae Kyeong Special Steel	The Korea	~~W~~	2,375		2,375
Co., Ltd.	Development Bank	US$	1,786,400		1,743
DC Chemical Co., Ltd.	E1 Co., Ltd.	~~W~~	1,281		1,281
The Siam United Steel Co. Ltd.	Japan Bank for International Cooperation	US$	6,077,361		5,931
Zeus	Related creditors	JPY	51,622,000,000		429,350

					440,680

				~~W~~	794,474

As of December 31, 2005, the Company has outstanding payment guarantees for related companies and others amounting to ~~W~~332,072 million and ~~W~~455,901 million, respectively.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
The Company provided government bonds, amounting to ~~W~~31,260 million, to the Gyeongbuk municipal government as collateral for the recovery commitment of the Pohang No. 4 disposal site.

The Company has entered into a contract on the usage of the bulk carriers of KeoYang Shipping Co., Ltd. and others in order to ensure the transportation of raw materials through 2011.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of March 31, 2006, 489 million tons of iron ore and 120 million tons of coal remained to be purchased under such long-term contracts.

On July 1, 2004, the Company entered into an agreement with Tangguh LNG Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in May 2005. The Company completed the construction of Gwangyang Liquefied Natural Gas (LNG) terminal on July 4, 2005.

The Company has a bank overdraft agreement with Woori Bank and seven other banks amounting to ~~W~~220,000 million as of March 31, 2006. In addition, the Company entered into a credit purchase loan agreement with Industrial Bank of Korea and eight other banks for credit lines up to ~~W~~350,000 million and an agreement with Woori Bank and two other banks to borrow up to ~~W~~280,000 million in short-term borrowings.

As of March 31, 2006, the Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$ 800 million and to borrow US$ 300 million in foreign short-term borrowings.

The accounts receivables in foreign currency sold to financial institutions and outstanding as of March 31, 2006, amount to US $31,760,502, for which the Company is contingently liable upon the issuers’ default.

As of March 31, 2006, the Company has a joint venture agreement with Societe Miniere du Sud Pacifique in New Caledonia to establish a nickel mine joint venture and a nickel smelting joint venture within a limit of US$352 million to ensure a stable and economic source of nickel, a primary stainless steel material.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
As of March 31, 2006, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expenses, with respect to the above lease agreements, amounted to ~~W~~1,504 million for the three-month period ended March 31, 2006. Future lease payments under the above lease agreements are as follows:

(in millions of Korean won)
Period	Amount
April ~ December 2006	~~W~~	3,509
2007 ~ 2011		3,382

	~~W~~	6,891

As of March 31, 2006, the Company is a defendant in eight cases involving domestic claims. The aggregated amounts of domestic claims with the Company as the defendant amounted to approximately ~~W~~2,485 million. The Company believes that although the outcome of these cases is uncertain, they would not result in a material loss for the Company.

15.	Capital Surplus

Capital surplus as of March 31, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Revaluation surplus	~~W~~	3,172,776	~~W~~	3,172,776
Additional paid-in capital		463,825		463,825
Other capital surplus[1]		242,700		242,700

	~~W~~	3,879,301	~~W~~	3,879,301

[1]	Other capital surplus consists of gain on sale of treasury stock and others.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
16.	Retained Earnings

Retained earnings as of March 31, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Appropriated
Legal reserve	~~W~~	241,202	~~W~~	241,202
Reserve for research and human resource development		1,383,333		1,303,333
Reserve for business rationalization		918,300		918,300
Reserve for business expansion		12,357,500		9,357,500
Appropriated retained earnings for dividends		569,233		377,699

		15,469,568		12,198,034
Unappropriated		923,080		3,994,109

	~~W~~	16,392,648	~~W~~	16,192,143

17.	Capital Adjustments

Capital adjustments as of March 31, 2006 and December 31, 2005, consist of the following:

(in millions of Korean won)	2006		2005
Treasury stock	~~W~~	(959,205)	~~W~~	(959,205)
Valuation gain on investment securities		335,976		315,593
Valuation loss on investment securities		(379,078)		(430,633)
Capital changes under equity method (Note 7)		108,878		118,265
Negative capital changes under equity method (Note 7)		(104,499)		(75,865)

	~~W~~	(997,928)	~~W~~	(1,031,845)

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
18.	Stock Appreciation Rights

The Company granted stock options to its executive officers in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant
Before the modifications[1]
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares
Exercise price	~~W~~98,400 per share	~~W~~135,800 per share	~~W~~115,600 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
After the modifications[1]
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	~~W~~98,900 per share	~~W~~136,400 per share	~~W~~116,100 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares
Number of sharesa cancelled	19,409 shares	—	—	—	—	—
Number of shares exercised	339,071 shares	18,356 shares	3,931 shares	65,090 shares	—	—
Number of shares outstanding	95,096 shares	37,540 shares	16,564 shares	70,807 shares	214,228 shares	90,000 shares
Exercise period	July 24, 2003	April 28, 2004	Sept. 19, 2004	April 27, 2005	July 24, 2006	April 29, 2007
	- July 23, 2008	- April 27, 2009	- Sept. 18 2009	- April 26, 2010	- July 23, 2011	- April 28, 2012
Settlement method	Cash or stock for the difference between the exercise price and fair market value of the option

[1]	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.
The Company applied the intrinsic value method to calculate the compensation cost related to the stock options. The said compensation cost is proportionally allocated and accounted for as stock compensation costs and other liabilities.

The compensation costs for stock appreciation rights granted to employees and executives for the three-month period ended March 31, 2006, as well as for the future periods are as follows:

(in millions of Korean won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
Prior periods	~~W~~	39,645	~~W~~	3,749	~~W~~	1,732	~~W~~	13,235	~~W~~	8,243	~~W~~	311	~~W~~	66,915
Current period		3,193		1,259		557		2,379		7,484		1,509		16,381
Future periods		—		—		—		—		2,911		2,122		5,033

	~~W~~	42,838	~~W~~	5,008	~~W~~	2,289	~~W~~	15,614	~~W~~	18,638	~~W~~	3,942	~~W~~	88,329

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
19.	Cost of Goods Sold

Cost of goods sold for the three-month periods ended March 31, 2006 and 2005, consists of the following:

(in millions of Korean won)	2006		2005
Finished goods, semi-finished goods and by-products, beginning of the year	~~W~~	1,174,267	~~W~~	766,872
Total manufacturing costs		3,443,074		3,496,257
Transfer from other accounts		58,613		58,898
Finished goods, semi-finished goods and by-products, end of the year		(1,070,518)		(707,766)
Refunded customs duties		(7,343)		(5,370)

Cost of goods sold for finished goods, semi-finished goods and by-products		3,598,093		3,608,891
Others		6,677		4,160

	~~W~~	3,604,770	~~W~~	3,613,051

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
20.	Selling and Administrative Expenses

Selling and administrative expenses for the three-month periods ended March 31, 2006 and 2005, consist of the following:

(in millions of Korean won)	2006		2005
Selling expenses	~~W~~	122,573	~~W~~	117,777
Fees and charges		26,729		26,162
Salaries and wages		18,728		17,711
Advertising		20,899		22,898
Research and development		8,683		7,090
Depreciation (Notes 8 and 23)		6,977		11,077
Rent		7,265		9,688
Welfare		14,751		18,241
Provision for severance benefits		4,891		4,677
Supplies		2,161		2,861
Travel		2,511		2,388
Training		3,263		2,109
Repairs		1,820		1,879
Communications		1,541		1,322
Vehicle expenses		1,098		995
Taxes and public dues		771		832
Entertainment		655		536
Subscriptions and printing		423		721
Utilities		324		390
Insurance		631		510
Stock compensation expense (Note 18)		16,382		12,764
Others		5,943		4,128

	~~W~~	269,019	~~W~~	266,756

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
21.	Earnings Per Share

Basic earnings and basic ordinary income per share are computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the year ended December 31, 2005 :

		Number of Days	Weighted Number of
Period	Number of Shares	Outstanding	Shares
Beginning balance[1]	80,090,770	90	7,208,169,300

			7,208,169,300

[1]	Beginning balance of common shares excludes 7,096,065 treasury shares for the year ended December 31, 2005.

Period	Weighted-Average Number of Common Shares
For the three-month period ended March 31, 2005	7,208,169,300 ÷ 90 = 80,090,770
Basic ordinary income and earnings per share are calculated as follows:

	For the three-		For the three-		For the year
	month period		month period		ended
(in millions of Korean won,	ended March		ended March		December
except per share amounts)	31, 2006		31, 2005		31, 2005
Net ordinary income	~~W~~	681,431	~~W~~	1,307,536	~~W~~	4,012,932
Weighted-average number of common shares outstanding		80,090,770		80,215,462		79,198,130

Basic ordinary income and earnings per share	~~W~~	8,508	~~W~~	16,300	~~W~~	50,670

Diluted earnings per share
Diluted earnings per share for the three-month period ended March 31, 2006 and 2005, are identical to the basic earnings per share, since there is no dilutive effect of stock appreciation rights for both periods.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
22.	Related Party Transactions

As of March 31, 2006, the subsidiaries of the Company are as follows:

Subsidiaries
Domestic	POSCO E & C (POSEC), Posteel Co., Ltd., POSCON Co., Ltd., Pohang Coated Steel Co., Ltd., POSCO Machinery & Engineering Co., Ltd., POSDATA Co., Ltd., POSCO Research Institute, Seung Kwang Co.,Ltd., POS-AC Co., Ltd., Changwon Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSTECH Venture Capital Co., Ltd., POSCO Refractories & Environment (POSREC)., SEO MUEUN Development Inc., POSCO Terminal Co., Ltd., Dongwoosa Service Inc., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., Korea Energy Investment Limited

Foreign
POSCO America Corp., POSCO Australia Pty. Ltd., POSCO Canada Ltd., POSCO Asia Co., Ltd., VSC POSCO Steel Corp., DALIAN POSCO-CFM Coated Steel Co., Ltd., POS-Tianjin Coil Center Co., Ltd., POSMETAL Co., Ltd., Shanghai Real Estate Development Co., Ltd., IBC Corp., POSLILAMA Steel Structure Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guangdong Pohang Coated Steel Co., Ltd., POS-THAI Steel Service Center Co., Ltd.,Zhangjiagang POSHA Steel Port Co., Ltd., POSCO Investment Co., Ltd., Quindao Pohang Stainless Steel Co., Ltd., POSCO (SUZHOU) Automotive Processing Center Co., Ltd., POS-Qingdao Coil Center Co., Ltd., POSCO- China Holding Corp., POS-ORE Pty. Ltd., POSCO Japan Co., Ltd., POSEC-Hawaii Inc., POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd., POS-GC Pty. Ltd., POS-CD Pty. Ltd., POSCO-India Private Ltd., POS-IPC
Significant transactions, which occurred in the ordinary course of business, with related companies for the three month period ended March 31, 2006 and 2005, and the related account balances as of March 31, 2006 and December 31, 2005, are as follows:

(in millions of	Sales and others				Purchases and others				Receivables [1]				Payables
Korean won)	2006		2005		2006		2005		2006		2005		2006		2005
Subsidiaries
USS - POSCO Industries (UPI)	~~W~~	115,287	~~W~~	90,189	~~W~~	—	~~W~~	—	~~W~~	12,780	~~W~~	—	~~W~~	—	~~W~~	—
Guangdong Xingpu Steel Center Co., Ltd.		1,745		—		—		—		548		—		—		—
POSCO E&C		625		943		570,569		419,965		14,137		53		188,594		193,856
Posteel Co., Ltd.		222,394		242,912		16,513		15,964		66,123		111,790		1,635		1,760
POSCON Co., Ltd.		72		76		71,951		52,294		1		1		25,815		28,638
Pohang Steel Co., Ltd.		66,579		113,216		188		377		21,463		33,896		62		66
POSCO Machinery & Engineering Co., Ltd.		9		14		31,027		34,165		3		4		12,978		14,449
POSDATA Co., Ltd.		521		243		40,933		43,431		43		43		22,300		26,709
POSCO Research Institute		—		—		6,050		2,437		—		—		1,073		2,674
Seung Kwang Co., Ltd.		—		—		3		1		2,034		2,063		—		—
POS-AC Co., Ltd.		181		136		9,649		6,329		4		1		1,003		888
Changwon Specialty Steel Co., Ltd.		527		—		9,541		19,453		—		1,231		3,644		2,119
POSCO Machinery Co., Ltd.		1,321		18		17,686		24,669		22		1		7,048		9,863
Pohang Steel America Corporation (POSAM)		27,042		13,555		80		—		587		9		—		—
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)

(in millions of	Sales and others				Purchases and others				Receivables [1]				Payables
Korean won)	2006		2005		2006		2005		2006		2005		2006		2005
POSCO Australia Pty. Ltd. (POSA)	~~W~~	2,558	~~W~~	2,413	~~W~~	2,235	~~W~~	—	~~W~~	1,073	~~W~~	618	~~W~~	—	~~W~~	—
POSCO Canada Ltd. (POSCAN)		—		—		19,504		9,643		—		—		5,268		5,726
POSCO Asia Co., Ltd. (POA)		94,712		150,241		25,747		30,382		14,920		8,749		6,575		6,931
Zhangjiagang Pohang Stainless Steel Co., Ltd.		143,685		247,898		—		—		832		175,415		—		—
POS-THAI Service Steel Co., Ltd.		52		1,570		—		—		—		94		—		—
POSTECH Venture Capital Co., Ltd.		19		16		—		—		—		—		65		53
POSCO Refractories & Environment (POSREC)		49		40		55,379		45,792		19		17		23,963		23,774
POSCO Terminal Co., Ltd.		2,574		2,148		65		17		1,400		1,501		34		34
Qingdao Pohang Stainless Steel Co., Ltd.		56,900		72,652		—		—		—		93,814		—		—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		—		2,294		—		—		—		—		—		—
POCO QINHDAO Coil Center		954		—		—		—		301		248		—		—
POSCO–Japan Co., Ltd.		93,663		136,439		15,730		13,660		9,310		19,599		1,152		1,542
Dongwoosa Service Inc.		276		—		7,767		—		1		1		4,109		5,328
Samjung Packing & Aluminum Co., Ltd.		3,312		—		60,287		—		434		1,465		18,644		23,410

Equity method investees
KOBRASCO		—		—		37,640		19,967		—		—		9,636		—
POSCHROME		—		—		8,161		12,597		—		—		—		4,719
eNtoB Corporation		—		—		33,637		36,751		—		—		1,061		2,329
POSVINA		495		4,248		—		—		—		1,100		—		—

Posmmit Steel Centre
SDN BHD
(POS-MMIT)		1,500		2,096		—		—		—		29		—		—

Key Managements		—		—		25,965		18,438		—		—		—		—

	~~W~~	837,052	~~W~~	1,083,357	~~W~~	1,066,307	~~W~~	806,332	~~W~~	146,035	~~W~~	451,742	~~W~~	334,659	~~W~~	354,868

[1]	As of March 31, 2006 and December 31, 2005, allowance for doubtful accounts in relation to related party receivables amount to ~~W~~161 million and ~~W~~542 million, respectively. In addition, for the three-month periods ended March 31, 2006 and 2005, reversal of allowance for doubtful accounts in relation to related parties receivables amount to ~~W~~381 million and ~~W~~942 million, respectively.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
For the three-month period ended March 31, 2006 and 2005, details on compensation for key management officers are as follows:

(in millions of Korean won,
except per share amounts)	2006		2005
Salaries and wage	~~W~~	4,590	~~W~~	3,677
Severance benefits		3,246		537
Management achievement awards		1,747		1,460
Stock compensation expense		16,382		12,764

Total	~~W~~	25,965	~~W~~	18,438

Key management officers include directors (including non-standing directors) and internal audit officer who have significant influence and responsibilities in the Company’s business and operations.
23.	Regional Information

The Company has a plant in Pohang and another plant in Gwangyang in the Republic of Korea. General information on the operations of both plants as of March 31, 2006, follows:

	Pohang Mill	Gwangyang Mill
Major Products
Hot roll	HR coil, HR Sheet	HR coil
Cold roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—
Semi-finished goods	Slab, Bloom	Slab

Major Facilities
Furnaces	1-4 furnaces, F furnace, COREX	1-5 furnaces
Steel manufacturing	1-2 steel manufacturing	1-2 steel manufacturing
Hot roll	1-2 HR	1-3 HR, Mini mill
Cold roll	1-2 CR	1-4 CR
Others	HR, Steel plate, STS and others	—

Number of employees	7,296	6,362
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
Regional financial status as of March 31, 2006 and December 31, 2005, and operating results for the three-month periods ended March 31, 2006 and 2005, are as follows:

(in millions of Korean won)
2006	Pohang		Gwangyang		Others		Total
Sales[1]
Domestic	~~W~~	1,913,011	~~W~~	1,286,888	~~W~~	15,909	~~W~~	3,215,808
Export		582,498		865,426		—		1,447,924

Total	~~W~~	2,495,509	~~W~~	2,152,314	~~W~~	15,909	~~W~~	4,663,732

Property, plant and equipment[2]	~~W~~	6,569,142	~~W~~	5,065,539	~~W~~	—	~~W~~	11,634,681
Intangible assets[2]		161,040		102,436		—		263,476

Total	~~W~~	6,730,182	~~W~~	5,167,975	~~W~~	—	~~W~~	11,898,157

Depreciation and amortization[3]	~~W~~	171,693	~~W~~	183,440	~~W~~	—	~~W~~	355,133

(in millions of Korean won)
2005	Pohang		Gwangyang				Others		Total
Sales[1]
Domestic	~~W~~	2,311,961	~~W~~	1,674,196	~~W~~	9,472		~~W~~	3,995,629
Export		842,946		817,271		—		~~W~~	1,660,217

Total	~~W~~	3,154,907	~~W~~	2,491,467	~~W~~	9,472		~~W~~	5,655,846

Property, plant and equipment[2]	~~W~~	5,851,698	~~W~~	5,046,981	~~W~~	—		~~W~~	10,898,679
Intangible assets[2]		168,825		109,068					277,893

Total	~~W~~	6,020,523	~~W~~	5,156,049	~~W~~	—		~~W~~	11,176,572

Depreciation and amortization[3]	~~W~~	179,240	~~W~~	185,131	~~W~~	—		~~W~~	364,371

[1]	No inter-plant transactions between the two plants.

[2]	Presented at book value.

[3]	Includes depreciation expense for idle assets.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2006 and 2005, and December 31, 2005
(Unaudited)
24.	Subsequent Events

In accordance with the resolution of the Board of Directors dated April 28, 2006, the Company will purchase 1,743,735 shares of its treasury stock, beginning May 2, 2006, for stock price stabilization and to enhance shareholders’ value. In addition, the Company will enter treasury stock trust agreement amounting to ~~W~~450,000 million on May 12, 2006.

In accordance with the resolution of the Board of Directors dated April 28, 2006, the Company will issue bearer (coupon) bonds amounting to ~~W~~500,000 million, to fund operations and the redemption of domestic debentures, whose maturity date is on May 10, 2006.

25.	Reclassification of prior year financial statement presentation

Certain amounts in the March 31, 2005 and December 31, 2005 financial statements have been reclassified to conform to the March 31, 2006 financial statement presentation. These reclassifications have no effect on previously reported net income or shareholders’ equity.
See Report of Independent Accountants